SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934 (Amendment No. 3)
CARNIVAL CORPORATION

(Name of Subject Company (Issuer))
CARNIVAL CORPORATION

(Name of Filing Persons (Offeror))
2% Convertible Senior Debentures due 2021
(Title of Class of Securities)
143658 AN2 and 143658 AM4
(CUSIP Numbers of Class of Securities)
Arnaldo Perez, Esq.
Senior Vice President, General Counsel
and Secretary
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
(305) 599-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
John C. Kennedy, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$605,997,980	$71,326

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2% Convertible Senior Debentures due 2021, as described herein, is $1,010 per $1,000 principal amount outstanding. As of March 15, 2005, there was approximately $599,998,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $605,997,980.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$71,326	Filing Party:	Carnival Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 18, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
     Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☑

INTRODUCTORY STATEMENT
      This Amendment No. 3 to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Carnival Corporation, a company organized under the laws of the Republic of Panama (the “Company”) and relates to the offer to purchase the 2% Convertible Senior Debentures due 2021 issued by the Company on April 25, 2001 (the “Securities”), which are subject to a guarantee pursuant to the Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Amended and Restated Company Notice, dated March 31, 2005 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated April 25, 2001, by and among the Company and U.S. Bank National Association (formerly U.S. Bank Trust National Association), as Trustee (“Trustee”), as amended by the First Supplemental Indenture (the “First Supplemental Indenture”), dated April 25, 2001, by and among the Company and the Trustee (as supplemented, the “Indenture”).
      The Option expired at midnight, New York City time, on April 15, 2005. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 11.	Additional Information.
      The Company has been advised by the Trustee that Securities with an aggregate principal amount at maturity of $67,000.00 were validly surrendered for repurchase and not withdrawn and the Company has repurchased all of such Securities. The purchase price for the Securities was $1010.00 in cash per $1,000 in principal amount at maturity. The aggregate purchase price for all of the Securities validly surrendered for repurchase and not withdrawn was $67,670.00.

Item 12.	Exhibits

(a)(1)(A)*	Amended and Restated Company Notice to Holders of Carnival Corporation 2% Convertible Senior Debentures due 2021, dated March 31, 2005.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Substitute Form W-9.
(b)	Amendment and Restated Revolving Credit Agreement, dated November 17, 2003, by and among Carnival Corporation, Carnival plc, JPMorgan Chase Bank as successor to The Chase Manhattan Bank, and various other lenders, incorporated by reference to Exhibit No. 10.3 to the joint Annual Report of the Company and Carnival plc on Form 10-K for the year ended November 30, 2003, as filed with the Securities and Exchange Commission on February 25, 2004.
(d)(1)	Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(2)	First Supplemental Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(3)	Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, incorporated by reference to Exhibit 4.10 to the joint registration statement on Form S-3 and F-3 of Carnival Corporation, Carnival plc and P&O Princess Cruises International Ltd. (File No. 333-106293), as filed with the Securities and Commission on June 19, 2003.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13.	Information Required by Schedule 13E-3
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carnival Corporation

By:	/s/ Arnaldo Perez

Name: Arnaldo Perez

Title:	Senior Vice President, General Counsel and Secretary
Dated: April 18, 2005

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Amended and Restated Company Notice to Holders of Carnival Corporation 2% Convertible Senior Debentures due 2021, dated March 31, 2005.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Substitute Form W-9.
(b)	Amendment and Restated Revolving Credit Agreement, dated November 17, 2003, by and among Carnival Corporation, Carnival plc, JPMorgan Chase Bank as successor to The Chase Manhattan Bank, and various other lenders, incorporated by reference to Exhibit No. 10.3 to the joint Annual Report of the Company and Carnival plc on Form 10-K for the year ended November 30, 2003, as filed with the Securities and Exchange Commission on February 25, 2004.
(d)(1)	Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(2)	First Supplemental Indenture, dated April 25, 2001 between Carnival Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 333-62950), as filed with the Securities and Exchange Commission on June 13, 2001).
(d)(3)	Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, incorporated by reference to Exhibit 4.10 to the joint registration statement on Form S-3 and F-3 of Carnival Corporation, Carnival plc and P&O Princess Cruises International Ltd. (File No. 333-106293), as filed with the Securities and Exchange Commission on June 19, 2003.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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